WEALTH MINERALS LTD.
                          QUARTERLY AND YEAR END REPORT
                                 BC FORM 51-901F
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                 SCHEDULE C - MANAGEMENT DISCUSSION AND ANALYSIS
                                 AUGUST 31, 2004

OVERVIEW

This Management Discussion & Analysis summarizes the activities and results of operations of the Company for the nine-month period ended August 31, 2004, subsequent activity up to October 25, 2004. The following discussion and analysis should be read in conjunction with the annual audited consolidated financial statements and notes thereto for the year ended November 30, 2003, as well as the accompanying unaudited consolidated financial statements for the nine-month period ended August 31, 2004.

The  forward-looking  information  in the  Management  Discussion  and  Analysis section is based on the conclusions of management. The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations. With respect to the Company's operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the company and other factors.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS:

Wealth Minerals Ltd. is a public company engaged in the acquisition and exploration of mineral properties. The Company does not currently own or have any interest in any producing mineral property interest. Annual losses are expected to continue until the Company has an interest in a mineral property that produces revenues. The Company is a reporting issuer in British Columbia and the United States, and trades on the TSX Venture Exchange ("TSX-V") under the symbol "WML", in the United States on the OTCBB under the symbol "WMLLF", and on the Frankfurt Stock exchange under the symbol "EJZ".

The Company maintains its head office in Vancouver, Canada. There are no field offices or subsidiary offices. However in conjunction with the acquisition of the Amata Project in Peru, it is expected that a Peruvian field office will be set up in the ensuing quarters.

For the past two years the Company had focused on properties in the United States. As at the end of this quarter, the Company had entered into an agreement to acquire the above noted mineral property interest in Peru. The recoverability of amounts shown for mineral properties and exploration costs is dependent upon the discovery of economically recoverable reserves, maintaining the mining licenses in good standing with government agencies, the stability of the socio-political environment in the jurisdictions which the Company operates, the ability of the Company to obtain necessary financing to complete the development, the future profitable production or proceeds from the disposition of mining properties, and the Company's ability to satisfy its commitment obligations.

The Company's policy is to expense all net costs related to the acquisition and exploration of its mineral properties. The Company evaluates each property on the completion of each exploration program conducted on the property and determines whether or not it will continue to hold, further explore the property, sell or abandon the property.

On December 8, 2003, the Company's shareholders, at the Extraordinary and Special Meeting of Shareholders, voted in favour of a name change to "Wealth Minerals Ltd." and approved a share consolidation on the basis of four old shares for one new share. The consolidation and name change were effective January 14, 2004.

MINERAL PROPERTIES:

Amata Project, Peru

The Company can acquire 100% of a private Peruvian company's 70% interest in the Amata Project by issuing 200,000 common shares within 10 days of the TSX approval date, 200,000 common shares one year after closing, and pay US$100,000 upon closing. The first 200,000 shares were issued on July 29, 2004 and the US$100,000 as paid May 28, 2004. The Amata Project consists of 10,300 hectares in the Coaluque district in Moquegua, Peru. The project hosts potential copper-gold-silver mineralization and was the subject of a 15 hole drill program conducted by Rio Tinto in 2002/2003. The Company plans to recompile historical data and initiate a geological sampling and mapping program.

Whisky Canyon Project, Nevada, USA

The Company has maintained certain of its obligations in the Whisky Canyon project in Nevada through the end of the current quarter. The Lewis property consists of the 100% owned BET 1-23 claims covering 450 acres. The Company has obtained maps, geological surveys and historical assay information about the properties. As a result, the Company is assessing joint venture opportunities.

During 2002, the Company paid US$7,500 against a property payment of US$15,000 due on July 9, 2002 in respect of an associated property referred to as the Betty O'Neal claims. The Company reached an agreement with the property owner of the Betty O'Neal claims to defer the balance of the property payment due being US$7,500 until February 8, 2003, and it was paid at that time. In June 2003, the Company amended its lease agreement for the current year whereby US$9,000 was paid at that time, to be followed by US$9,000 due (and paid) January 1, 2004. A further US$25,000 due July 9, 2004 was not made at that time and the Company terminated its intent to earn an interest in the claims. The BET 1-23 claims are continuing to be maintained.

ANALYSIS OF OPERATING RESULTS:

The net loss for the nine-month period ended August 31, 2004 was $782,806 or $0.14 per share in comparison with a loss of $186,937 or $0.10 per share for the prior year's comparative period. The largest components are exploration costs of $456,875 (2003 - $26,609), consulting fees of $86,116 (2003 -$63,600), listing and transfer agent fees of $61,054 (2003 - $14,014), and professional fees of $54,515 (2003- $30,526).

The current period's exploration cost of $456,875 includes $437,460 for the Amata Project (including $136,580 (US$100,000) paid pursuant to the agreement, and 200,000 common shares issued under the agreement at a deemed value of $1.22 per share, for a total amount of $244,000), and $19,415 for claim maintenance and option fees under the Nevada properties. Consulting fees include $45,000 (2003 -$45,000) paid to the president of the Company. Other consulting fees of $41,116 (2003 - $18,600) are to third parties all at arms length to the Company, for services related to general corporate development and administration. During all periods presented, the president committed 100% of his time to the affairs of the Company. He is responsible for day to day management of all activities in the Company, including overall corporate development, managing property exploration, investigation of new mineral properties, and financings.

Listing and transfer agent fees increased approximately 400% compared to 2003, due to the increased activity of private placements and a US$15,000 fee paid for the listing of the Company's shares on the Frankfurt Stock Exchange. Professional fees include legal, regulatory, accounting and audit work. The Company does not have any agreement in place in respect of investor relations. Shareholder communications costs of $23,012 (2003 - $9,538) are costs incurred primarily by the President in the due course of business, and include the costs of news release dissemination and printing reports.

TRANSACTIONS WITH RELATED PARTIES:

      a) The Company paid $45,000 (2003 - $45,000) in consulting fees to a company controlled by a director.

      b) The Company received $5,350 (2003 - $ nil) as a repayment for an unsecured short term advance to a company controlled by a director.

      c) Rent of $3,996 (2003 - $ nil) was paid to a company controlled by a director.

      Amounts due to affiliated company are unsecured, non-interest bearing, with no fixed terms of repayment.

All transactions with related parties were recorded at fair market value.

Please refer to Schedule B for private placement transactions undertaken by related parties.

SUBSEQUENT EVENTS:

In September 2004, the Company completed a private placement consisting of 1,306,250 units at a price of $0.80 per unit, for total proceeds of $1,045,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.80 per share until March 7, 2006. No finder's fee was issued.

In September 2004, the Company granted 900,000 options to directors, officers and consultants, exercisable at $0.70 per share until September 29, 2006.

In October, 2004, the Company entered into an employment agreement with Rosalie Moore (appointed as President and Director on September 27, 2004) to provide remuneration at a rate of $9,000 per month, subject to a six month review by the Board. Ms. Moore holds B.S. and M.S. degrees in geology from Kent State
University. She has worked with several senior mining companies including Barrick Gold Corporation, Diamond Fields Resources and Pan American Silver Corporation. She has also served as a mining analyst for Yorkton Securities.

In September  2004,  the Company also appointed Jon Lever as CFO of the Company.
Mr.  Lever  provides  an  excellent   combination  of  financial  knowledge  and
regulatory compliance experience to the Company.

FINANCINGS, PRINCIPLE PURPOSES AND MILESTONES:

During the period, the Company issued a total of 6,804,083 common shares, comprised of 6,519,500 shares (for total cash consideration of $2,629,550), 200,000 shares (issued for the Amata Project), and 84,583 shares (issued in settlement of debts payable in the amount of $20,300). Within the total cash consideration, three private placements were completed during the quarter, raising proceeds of $2,504,400. The funds were raised for the acquisition and exploration of new properties (Peru) and to maintain obligations and fund exploration on the BET 1-23 claims in the Whisky Canyon Project, Nevada, and to provide general working capital.

LIQUIDITY AND SOLVENCY:

As at August 31, 2004, the Company had working capital of $2,965,443 including cash on hand of $2,981,682. This includes $794,200 received as subscriptions on a private placement that closed in September 2004 in the amount of $1,045,000. The Company is now well financed and has sufficient funds for working capital and limited exploration programs for the next 12 months. During the nine-month period, management also improved its balance sheet by completing a share consolidation on January 14, 2004, on the basis of one new share for four old shares. Also, approximately $1,770,000 could be raised by the exercise of all outstanding warrants.